

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Mu Hongwei
Chief Executive Officer
Chijet Motor Company, Inc.
Sertus Chambers
Governors Square, Suite #5-204
23 Lime Tree Bay Avenue, P.O. Box 2547
Grand Cayman, KY1-1104, Cayman Islands

> **Re: Chijet Motor Company, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted February 13, 2023**
> **CIK No. 0001957413**

Dear Mu Hongwei:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted February 13, 2023

JWAC's Board of Directors' Reasons for the Approval of the Business Combination, page 174

1. We note your revisions in response to comment 27 and reissue in part. Please expand your disclosure to include the actual assumptions discussed and financial prospects that the JWAC board considered. For example, please describe and quantify the assumptions regarding industry performance, general business and economic conditions, and "numerous other matters."

   You may contact Kevin Stertzel at (202) 551-3723 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing

cc: Arthur Marcus, Esq.